FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For August 23, 2002

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.

                (Translation of registrant's name into English)

                              Gustav Mahlerlaan 10
                               1082 PP Amsterdam
                                The Netherlands

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                      Form 20-F  X            Form 40-F  __
                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                      Yes  __                 No  X
                                                ------

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.

                               INDEX TO EXHIBITS



Item
1. Press release entitled, "ABN AMRO starts exclusive talks on IT outsourcing within wholesale clients," dated August 20, 2002.

                                   SIGNATURES




      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               ABN AMRO HOLDING N.V.


                                            ABN AMRO HOLDING N.V.


Date:  August 23, 2002                      By:  /s/ W.G. Jiskoot
                                                 ---------------------------
                                            Name:  W.G. Jiskoot
                                            Title: Member of the Managing Board


                                            By:  /s/ T. de Swaan
                                                 ---------------------------
                                            Name:  T. de Swaan
                                            Title: Member of the Managing Board


                                            ABN AMRO BANK N.V.


Date:  August 23, 2002                      By:  /s/ W.G. Jiskoot
                                                 ---------------------------
                                            Name:  W.G. Jiskoot
                                            Title: Member of the Managing Board


                                            By:  /s/ T. de Swaan
                                                 ---------------------------
                                            Name:  T. de Swaan
                                            Title: Member of the Managing Board

                                                                         ITEM 1


[LOGO ABN AMRO]

-----------------------------------------------------
Further information can be obtained from:
Press Relation      : +31 20 6288900
Investor Relations : +31 20 6287835

This press release is also available on the internet:
http://www.abnamro.com/pers (Dutch version) http://www.abnamro.com/pressroom (English version)

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_____________________________________________________
Press Release


Amsterdam, 20 August 2002


ABN AMRO STARTS EXCLUSIVE TALKS ON IT OUTSOURCING WITHIN WHOLESALE CLIENTS

ABN AMRO today announces that it has entered into exclusive negotiations with EDS on a major IT outsourcing contract for their Wholesale Clients (WCS) activities.

This is the latest stage in a project to transform technology service provision within WCS. The proposed contract will cover the provision of technology services and applications development in the major countries in which WCS operates.

The total value of the contract is expected to be at least EUR 1.5bn based on a five year period.

Discussions with employee representative bodies on the implications of the project will start in due course. Contract negotiations are expected to conclude during the fourth quarter of 2002, at which point further details will be announced.

                             ---------------------


Note to the editor:

About ABN AMRO
ABN AMRO is one of the world's largest banks with total assets of more than USD 620 billion and a presence in over 60 countries. Its activities are grouped into three strategic business units: Wholesale Clients, which provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide; Consumer & Commercial Clients, which focuses on retail and SME clients in a number of core markets; and Private Clients & Asset Management, which focuses on private banking and fund management clients.

About EDS
EDS, the leading global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2001. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at www.eds.com.